

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

11 April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549





05007231

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 7th of April 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 4/15

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	3,000,000
HSBC Global Custody Nominee (UK) Ltd A/c 923363	13,530,000
HSBC Global Custody Nominee (UK) Ltd A/c 775237	2,900,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	50,332,900
HSBC Global Custody Nominee (UK) Ltd A/c 942229	18,650,000
HSBC Global Custody Nominee (UK) Ltd A/c 942217	18,700,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	34,561,000
HSBC Global Custody Nominee (UK) Ltd A/c 770286	6,310,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	226,297,512
HSBC Global Custody Nominee (UK) Ltd A/c 866203	12,900,000
HSBC Global Custody Nominee (UK) Ltd A/c 754612	50,606,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605	48,270,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	12,100,000
HSBC Global Custody Nominee (UK) Ltd A/c 824434	2,485,000

Total
556,442,412

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p

10. Date of transaction

Not supplied

11. Date company informed

7 April 2005

12. Total holding following this notification

556,442,412 A Ordinary Shares of 1p

13. Total percentage holding of issued class following this notification

4.93% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary



Date of notification

7 April 2005

Your Fax: 0161 232 6524

7 April, 2005

Legal & General

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU
Attn: Company Secretary

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Telephone 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	3,000,000	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	13,530,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	2,900,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	50,332,900	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	18,650,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	18,700,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	34,561,000	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	6,310,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	226,297,512	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	12,900,000	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	50,606,000	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	48,270,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	12,100,000	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	2,485,000	
	556,442,412	4.93%

We currently have a notifiable interest in 556,442,412 shares which we understand represents 4.93% of that class of your share capital calculated on an issued share capital of 11,275,617,222 shares. We believe our percentage has decreased from 5.12% to 4.93% following an apparent increase in this class of your issued share capital from 8,271,673,023 to 11,275,617,222 shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,

Helen Tasker
Authorised Signatory

Helen Lewis
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP